                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              GAP INSTRUMENT CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364766 10 5
                                 (CUSIP Number)


     Stephen W. Wilk, Esq., 160 Broadway, New York, NY 10038 (212) 267-7992 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 26 1996
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   364766 10 5                                   Page  2   of  4  Pages
         ----------------                                      ---     ---

         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

         ADVANCED LOGIC RESOURCES, INC.

         Check the Appropriate Box if a Member of a Group*   (a) [  ]
2                                                            (b) [  ]

         SEC Use Only
3

         Source of Funds*
4                                   OO

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
5

         Citizenship or Place of Organization
6        NEW YORK

Number of                  Sole Voting Power
Shares            7:                                 34,816,950 Shares
Beneficially
Owned By                   Shared Voting Power
Each              8:                                 8,699,183 Shares
Reporting
Person                     Sole Dispositive Power
With              9:                                 34,816,950 Shares

                           Shared Dispositive Power
                  10:                                8,699,183,000 Shares

         Aggregate Amount Beneficially Owned By Each Reporting Person
11 43,516,133 shares, includes 8,699,183 (representing 25% of the shares owned by Eloco Inc. of whom Reporting Person owns a 25% interest


         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                  [  ]
12

         Percent of Class Represented by Amount in Row (11)
13                                                   9.93%


         Type of Reporting Person*
14                                                   CO

                                                               PAGE 3 OF 4 PAGES

Item 1.  SECURITY AND ISSUER

         Common Stock of Gap Instrument Corp., 100 Horse Block Road, Yaphank, NY 11980.


Item 2.  IDENTITY AND BACKGROUND

         a.       Advanced Logic Resources, Inc.  A New York corporation
         b.       245 Mill Road, Yaphank, NY 11980.
         c.       Principal business: holding company
         d.       none
         e.       none


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares were issued by the Issuer in consideration of forgiveness of loan and for use of the technology of the Reporting Person.


Item 4.  PURPOSE OF TRANSACTION

         The shares were acquired for investment.

         a.  Additional securities may be purchased for investment.
         b.  no
         c.  no
         d.  no
         e.  no
         f.  no
         g.  no
         h.  no
         i.  no
         j.  no


Item 5.  INTEREST IN SECURITIES OF ISSUER

         a.       43,516,133 shares - 9.93% (includes 8,699,183 shares of the
                  34,516,732 shares owned by Eloco, Inc. The reporting person owns 25% of Eloco, Inc.

         b. The reporting person has sole voting and sole dispositive power of 34,816,950 shares and has shared voting and dispositive power of 8,699,183,000 shares owned by Eloco, Inc.

         c. On July 24, 1994 the reporting person was issued 30,000,000 shares by the Issuer in consideration of forgiveness of a $64,750,000 loan. On July 2, 1995, October 31, 1995 and on
                  June 16, 1996 the reporting person was issued 211,950 shares, 620,000 shares and 3,500,000 by the Issuer for the use of technology valued at par value $.00001. On June 21, 1996 it sold 5,000 shares at $.3125 per share pursuant to Rule 144 of the Securities Act of 1933. as amended (the "Act"). On June 26, 1996 it sold 20,000 shares at $.375 per share pursuant to the Act.

         d.       not applicable
                                                              PAGE 4 OF 4 PAGES


         e.       not applicable


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See answer to item 5.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July    9     , 1997
                                               ADVANCED LOGIC RESOURCES, INC.


                                           by  /s/ JAMES EDWARDSON
                                               ------------------------------
                                               JAMES EDWARDSON, President

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              GAP INSTRUMENT CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364766 10 5
                                 (CUSIP Number)


     Stephen W. Wilk, Esq., 160 Broadway, New York, NY 10038 (212) 267-7992 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                    July 1993
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         364766 10 5                          PAGE  2    OF  4    PAGES
         --------------------                               -----    -----


         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

         ADVANCED LOGIC RESOURCES, INC.

         Check the Appropriate Box if a Member of a Group*     (a) [  ]
2                                                              (b) [  ]

         SEC Use Only
3

         Source of Funds*
4                                   OO

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                        [  ]
5

         Citizenship or Place of Organization
6        NEW YORK

NUMBER OF                  Sole Voting Power
SHARES            7:                                 510,000 Shares
BENEFICIALLY
OWNED BY                   Shared Voting Power
EACH              8:                                 250,000 Shares
REPORTING
PERSON                     Sole Dispositive Power
WITH              9:                                 510,000 Shares

                           Shared Dispositive Power
                  10:                                250,000 Shares

         Aggregate Amount Beneficially Owned By Each Reporting Person
11 760,000 shares, includes 250,000 shares owned by Eloco Inc. of whom Reporting Person owns a 25% interest


         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                    [  ]
12

         Percent of Class Represented by Amount in Row (11)
13                                                   19.31%


         Type of Reporting Person*
14                                                   CO

                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

         Common Stock of Gap Instrument Corp., 100 Horse Block Road, Yaphank, NY 11980.


ITEM 2.  IDENTITY AND BACKGROUND

         a.       Advanced Logic Resources, Inc.  A New York corporation
         b.       245 Mill Road, Yaphank, NY 11980.
         c.       Principal business: holding company
         d.       none
         e.       none


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 510,000 shares were issued by the Issuer in consideration of forgiveness of a $25,000 loan.


ITEM 4.  PURPOSE OF TRANSACTION

         The shares were acquired for investment.

         a.  Additional securities may be purchased for investment.
         b.  no
         c.  no
         d.  no
         e.  no
         f.  no
         g.  no
         h.  no
         i.  no
         j.  no


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         a. 760,000 shares - 19.31% (includes 250,000 shares of the 1,000,000 shares owned by Eloco, Inc.. The reporting person owns 25% of Eloco, Inc.

         b. The reporting person has sole voting and sole dispositive power of 510,000 shares and has shared voting and dispositive power of 250,000 shares owned by Eloco, Inc.

         c. In July 1993 the reporting person was issued 510,000 shares by the Issuer in consideration of forgiveness of a $25,000 loan.

         d.       not applicable

         e.       not applicable

                                                               Page 4 of 4 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See answer to item 5.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July    9    , 1997
                                               ADVANCED LOGIC RESOURCES, INC.



                                            by:/s/ JAMES EDWARDSON
                                               --------------------------------
                                               JAMES EDWARDSON, President